

MAKING BANK
SINCE 2022

INVEST IN **SWELL FINANCIAL**

Let's Make Bank Together!

LEAD INVESTOR

Jason Harvison

Having spent 20+ in the financial technology space, I believe Swell represents a vast opportunity to serve the growing population of working Americans that are overlooked by traditional banks. I am excited to be a part of the Swell story as both a Board member and an investor. I have previously had the chance to work alongside Kevin and many other Swell team members – and I can attest firsthand to their ability to innovate and execute. Swell represents a full platform of new and promising ways for everyday Americans to take control of their finances and take control of their money.

Invested $5,000 this round

swellmoney.com   Boulder CO   Technology   Fintech & Finance   B2C

Highlights

1. Raised $10 million in capital from investors and strategic partners

2. A new financial app built for Strivers – millions of working Americans who want to build wealth

3. A $1 trillion consumer banking market and an underserved consumer segment

4. A leadership team with decades of experience in financial services & a track record of prior success

5. Built a community of nearly 4,000 Strivers

6. Unique opportunity to be both an investor and a customer

7. Swell's founder and executive team are personally investing in this financing

Our Team



Kevin Dahlstrom   Founder & CEO

Proven entrepreneur with 17 years in financial services. Founder/early exec in multiple companies & CMO for 2 public companies. Acquired over 1M customers in previous ventures. Personal finance & investing influencer with 30k+ twitter followers.



Ryan LaMountain   Chief Technology and Product Officer

Over 10 years of experience in financial services leading product, technology and design teams at Central Pacific Bank, BOK Financial, Mr. Cooper Group Inc., and Elevate Credit, Inc.



Carrie E. Carbone   General Counsel, Chief Compliance Officer

Experienced attorney with a broad-based corporate background and a clientele that primarily includes non-bank financial services companies, financial institutions, and closely-held corporations. Combines business acumen, pragmatism and a deep understanding of the law with pride in being part of a passionate, focused team of Strivers. Let's Make Bank Together!



Tyler Staebell Chief Operating Officer

Accomplished leader with experience growing and scaling businesses (from 1bn to startup). Diverse background in Finance and Operations working at Technology & Payment Processing companies. Results-driven with a passion for Finance and Technology.

Pitch

*Update: Watch Swell's Webcast for Wefunder Investors. <u>Watch now.</u>

It's no secret that banking is broken for most Americans. <u>**Wealthy customers get access to the best loans, investments, & services**</u>, while regular, hard-working customers are ignored.

Last year the Big Four banks recorded record profits of nearly $124 billion, but 98% of people we surveyed said that their banks do nothing to get them ahead financially.*(1)*

You give your bank your hard-earned money... but what does your bank do to help YOU get ahead?



Swell was founded to bring the best of banking — the smartest money moves — to everyone.*(2)* The Swell app is based on 3 simple, time-tested wealth-building principles:

1. Spend less than you make

2. Minimize debt (except for your home)

3. Own assets that grow in value (compound) over time



Swell is built for Strivers BY Strivers. We've already built a growing community of nearly 4,000 Strivers—working Americans who want to build wealth and make the same money moves as the rich.*(3)*





Every member of our team is part of the Swell community.

Our tagline is, "Let's Make Bank Together" and we mean it, both literally (we're building something to replace traditional banks) and figuratively (we're focused on making money and building wealth together).

The Swell App

Like traditional bank accounts, the Swell Cash bank account is FDIC insured through Swell's sponsor bank, Central Pacific Bank (CPB has over $7 billion in assets and its parent company, Central Pacific Financial Corp., is publicly traded – NYSE:CPF).*(4)*

But Swell isn't a bank—we do things differently and start with our customers' needs. The Swell app is an integrated financial app with products designed to work together:



COMING SOON

Swell Cash
- Get your paycheck up to 2 days early[5]
- No hidden fees, no overdraft charges[6]
- More great features coming soon

Swell Credit
- Access extra cash instantly with 1-click
- Can replace your higher rate credit card balances

Swell Compound
- Access to exclusive real estate investments
- Start with as little as $1,000

Swell Credit can provide a better option for the 25 million consumers who are credit-constrained or pay a higher rate on their credit cards.*(7)*

Swell Compound is designed to help consumers build wealth by offering access to private market real estate deals—investments that normally require a $100,000+ minimum investment—with as little as $1,000.*(8)*

And Swell Cash ties everything together, helping consumers control spend and more.

The Swell app is live in app stores but we're rolling Swell Cash and Swell Credit by invitation only until the official public launch in 2022.*(9)*

Investors in Swell will get early access plus special perks (coming soon 🤫).

The Swell Leadership Team

Consumer banking is a trillion dollar industry with plenty of opportunities for new competitors. But it's a difficult industry to disrupt, because it's complicated and highly regulated. Swell's executive team and Board of Directors has decades of experience in consumer financial services and proven track records. Many of Swell's executive leaders and board members have worked together previously to build successful companies in financial services.

Our Founder, Kevin Dahlstrom, is a serial entrepreneur and personal finance influencer with 17 years experience across both startups & multi-billion public companies.


Management
Kevin Dahlstrom
CEO
Ryan LaMountain
CTO
Carrie Carbone
General Counsel/ Chief Compliance Officer
Tyler Staebell
COO
Board of Directors
Paul Yonamine
CEO, CPF
Jay Bray
CEO, Mr. Cooper
Chris Powers
Founder, Fort Capital
Jason Harvison
CEO, Elevate
Chris Lutes
CSO, Elevate
Alex Dunev
Managaing Partner, Park Cities Asset Mgmt

Why Invest in Swell?

Community is at the core of Swell. We are building Swell with our community of

Strivers and we encourage every customer to be an owner, whether they invest $500 or $100,000. Why? Because owners will be our best customers—and together can influence Swell's future as a company.

Swell is reimagining banking and turning traditional banking on its head and in previous ventures the Swell Executive Team and Board of Directors have successfully acquired over 1 million customers using the same marketing tactics Swell will utilize.

Swell moves fast — since the company was formed less than a year ago, we have:

- Hired one of the best teams in the industry

- Signed strategic partnerships that create a competitive advantage

- Built a Founding Member community of nearly 4,000 Strivers.

- Raised $10 million from strategic partners — including the parent company of Swell's bank sponsor, Central Pacific Bank

- Developed the Swell App and launched Swell Cash and Swell Credit(4)

- Ran a successful pilot for Swell Compound(8)

Swell puts its money where its mouth is:

Swell's executive team is investing in Swell.

(1) Combined 2021 net income as reported by Citigroup, J.P. Morgan Chase, Wells Fargo, and Bank of America. Swell Community survey from October 2021 with over 700 respondents.
(2) Swell Financial, Inc. is a technology company, not a bank. Banking services and line of credit services are provided by Central Pacific Bank, Member FDIC. Swell is not a member of the FDIC, and not all products and services promoted and supported by Swell benefit from FDIC deposit insurance.
(3) Photos of Swell Community members are used with permission but do not constitute an endorsement of this offering by any such member.
(4) Banking services and line of credit services are provided by Central Pacific Bank, Member FDIC. The Swell Cash deposit account product, for which Central Pacific Bank is the depository, is FDIC-insured for deposits up to $250,000 per depositor.
(5) Early paycheck depends on the timing of the submission of the payment file from the payer.
(6) See swellmoney.com/fee-schedule for the latest fee schedule.
Automated overdraft functionality likely will not be available until January 1, 2023.
Credit approval and availability on your Swell Credit line required.
(7) Based on research data provided by Transunion as of 5/31/2019. Total credit limit, may include multiple credit cards (does not include retail cards).
(8) Swell Compound will not be available until 2023. Investments made available via Swell Compound are not FDIC-insured and are not sponsored by or offered by Central Pacific Bank or any other insured depository institution.
(9) Swell Cash and Swell Credit are not available in all states. Visit swellmoney.com/qualifications for more details. Investors will be eligible to apply for Swell Cash and Swell Credit if they reside in an eligible state.